Exhibit (a)(2)

Novell, Inc.

May 14, 2003

Dear Colleague:

As you are aware, many of our outstanding options have exercise prices that are significantly higher than the current market price of our common stock. Our Board of Directors is concerned that these options are no longer creating a meaningful long-term performance incentive for our non-executive employees. Accordingly, I am pleased to inform you that our Board of Directors has approved a voluntary Stock Option Exchange Program and our stockholders have approved an amendment to our stock plans to permit us to make such a stock option exchange offer.

Under the Program, as a non-executive employee, you will have the opportunity to exchange all of your outstanding option grants with an exercise price of $5.03 or higher for new option grants. We will grant the new options no sooner than December 16, 2003, and they will have an exercise price equal to the fair market value of Novell’s common stock on the trading day prior to the date of grant. The number of shares of Novell common stock underlying the new options that you may receive if you participate in the offer will depend on exchange ratios, which have been calculated based upon various assumptions. The exchange ratios are intended to provide participating employees with new options having values approximately equal to 80% of the estimated fair value of the options they tender. All of the new option grants will vest over a two-year period, with 50% vesting on each of the first and second anniversaries of the new option grant date, and have terms of four years. To receive new options, you must continue to be an employee of Novell or one of its subsidiaries on the date on which we grant the new options.

This offer is being made under the terms and conditions of an Offer to Exchange that accompanies this message. The Offer to Exchange contains detailed information about the Program, including the terms of the new options that you will be eligible to receive if you participate in the Program, and the eligibility requirements for, and tax consequences of, participation in the Program. The Offer to Exchange also includes a detailed set of questions and answers about, and the risks of participation in, the Program. You should review these risks carefully. We have posted the Offer to Exchange and other offer documents on our Stock Option Exchange Web Site on Novell’s Innerweb at https://innerweb.novell.com/organizations/finance/shareholder_services/.

Your participation in the Program is entirely optional, and Novell makes no recommendation as to whether you should elect to exchange your options. Each employee must make his or her individual decision.

Thanks for your attention to this important matter.

Sincerely,

Jack L. Messman